SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April, 2005

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-consolidated Financial Statements

December 31, 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Electric Power Corporation:

We have audited the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the “Company”) as of December 31, 2004 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying non-consolidated financial statements of the Company as of December 31, 2003, were audited by other auditors whose report thereon dated February 1, 2004, expressed an unqualified opinion on those statements. We did not audit the financial statements of Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd. whose total assets constituted 10.6% of the total non-consolidated assets as of December 31, 2004, and whose total income constituted 11.6% of non-consolidated income before income tax for the year then ended. These financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Based on our audit and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation as of December 31, 2004, and the results of its operations, the changes in its retained earnings, and its cash flows for the year then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 2 to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 1(b) to the financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles, Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 29 to the non-consolidated financial statements, sales and purchases with related parties, including the six power generation subsidiaries, amounted to W367,148 million and W15,921,399 million, respectively, for the year ended December 31, 2004. Related receivables and payables amounted to W41,060 million and W1,340,110 million, respectively, as of December 31, 2004. In addition, the Company is providing debt guarantees to its foreign subsidiaries in amounts not exceeding US$253,903 thousand including KEPCO Ilijan Co.

The Company and its six power generation companies including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debts as of December 31, 2004 assumed by each company at the time of spin-off on April 2, 2001 under the Commercial Code of the Republic of Korea. The Company is providing joint and several liability guarantee for debts of its six power generation companies amounting to W1,101,550 million and the six power generation companies are providing such a guarantee for debts of the Company amounting to W328,103 million. In addition, the Korea Development Bank, one of the Company’s major shareholders, is providing guarantees for some of the Company’s foreign currency debt.

As discussed in notes 1(s) and 28 of the non-consolidated financial statements, effective January 1, 2004, the Company early adopted Statement of Korea Accounting Standards No. 17 “Provision". The only impact of adopting this new standard is that Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, re-measured the beginning balance of provision for asset retirement and reflected the cumulative effect of an accounting change into the beginning balance of retained earnings. The accounting change of Korea Hydro & Nuclear Power Co., Ltd., recorded as of January 1, 2004, resulted in increase in its utility plant, net of W1,504,173 million, reserve for decommissioning costs of W556,088 million, deferred income tax liabilities of W260,724 million and retained earnings of W687,361 million, respectively. As a result of such change, as of January 1, 2004, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by W687,361 million, W189,024 million and W498,337 million, respectively.

Seoul, Korea

February 4, 2005

This report is effective as of February 4, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
Assets	2004		2003	2004	2003

Property, plant and equipment (notes 1, 3, 5 and 18):	W	40,125,462	37,235,281	$38,441,715	35,672,812
Less: accumulated depreciation		(9,107,944)	(7,472,373)	(8,725,756)	(7,158,817)
Less: construction grants		(3,182,366)	(2,758,789)	(3,048,827)	(2,643,025)

		27,835,152	27,004,119	26,667,132	25,870,970
Construction in-progress		2,110,396	2,266,928	2,021,839	2,171,803

		29,945,548	29,271,047	28,688,971	28,042,773

Investments and other assets:
Investment securities (note 6)		25,462,887	23,865,370	24,394,412	22,863,930
Long-term loans (note 7)		163,525	142,368	156,664	136,394
Long-term other accounts receivable, less discount on present value of nil in 2004 and W 35,576 in 2003 and allowance for doubtful accounts of nil in 2004 and W15,500 in 2003		88	213,924	84	204,947
Currency and interest rate swaps (note 23)		312,611	124,345	299,493	119,127
Intangible assets (note 4)		233,016	144,367	223,238	138,309
Other non-current assets (notes 8 and 19)		148,070	143,110	141,856	137,105

		26,320,197	24,633,484	25,215,747	23,599,812

Current assets:
Cash and cash equivalents (notes 9 and 19)		445,863	366,817	427,154	351,425
Trade receivables, less allowance for doubtful accounts of W 33,810 in 2004 and W 27,787 in 2003 (notes 19 and 29)		1,576,542	1,501,949	1,510,387	1,438,924
Other accounts receivable, less allowance for doubtful accounts of W19,944 in 2004 and W14,184 in 2003 and present value discount of W 14,125 in 2004 (notes 19, 21 and 29)		465,821	434,648	446,274	416,409
Short-term financial instruments (note 10)		46,000	61,000	44,070	58,440
Inventories (note 11)		70,484	78,796	67,526	75,490
Other current assets (notes 7 and 12)		46,869	121,921	44,902	116,805

		2,651,579	2,565,131	2,540,313	2,457,493

Total assets	W	58,917,324	56,469,662	$56,445,031	54,100,078

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
Liabilities and Shareholders' Equity	2004		2003	2004	2003

Stockholders’ equity:
Common stock of W 5,000 par value Authorized — 1,200,000,000 shares Issued and outstanding — 640,748,573 shares in 2004 and 2003	W	3,203,743	3,203,743	$3,069,307	3,069,307
Capital surplus (notes 3 and 13)		14,372,895	14,373,779	13,769,779	13,770,626
Retained earnings (note 14):
Appropriated		19,554,340	17,899,939	18,733,800	17,148,821
Unappropriated		3,379,107	2,315,938	3,237,313	2,218,756
Capital adjustments (note 15)		(233,151)	(150,681)	(223,368)	(144,358)

Total shareholders’ equity		40,276,934	37,642,718	38,586,831	36,063,152

Long-term liabilities:
Long-term borrowings (notes 18 and 29)		10,118,184	9,641,037	9,693,605	9,236,479
Reserve for retirement and severance benefits, net (note 20)		439,701	316,408	421,250	303,131
Reserve for self insurance		93,352	87,926	89,435	84,236
Currency and interest rate swaps (note 23)		158,060	178,283	151,427	170,802
Deferred income tax liabilities (note 26)		1,822,513	1,462,016	1,746,037	1,400,667
Other long-term liabilities		381,942	486,981	365,914	466,546

		13,013,752	12,172,651	12,467,668	11,661,861

Current liabilities:
Trade payables (note 29)		1,377,976	1,256,526	1,320,153	1,203,800
Other accounts payable (notes 19 and 29)		506,049	571,772	484,814	547,779
Short-term borrowings (note 17)		200,172	16,245	191,772	15,563
Current portion of long-term borrowings (note 18)		2,198,443	4,030,652	2,106,192	3,861,518
Income tax payable		677,599	164,170	649,167	157,281
Accrued interest expense		95,858	123,571	91,836	118,386
Dividends payable		2,501	2,324	2,396	2,226
Other current liabilities (note 22)		568,040	489,033	544,202	468,512

		5,626,638	6,654,293	5,390,532	6,375,065

Total liabilities		18,640,390	18,826,944	17,858,200	18,036,926

Commitments and contingencies (note 30)

Total shareholders’ equity and liabilities	W	58,917,324	56,469,662	$56,445,031	54,100,078

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the years ended December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2004		2003	2004	2003

Operating revenues:
Sale of electricity (notes 29 and 32)	W	23,490,001	22,087,455	$22,504,312	21,160,620
Other operating revenues (note 29)		109,912	310,034	105,300	297,024

		23,599,913	22,397,489	22,609,612	21,457,644

Operating expenses (notes 24, 25 and 29):
Power generation, transmission and distribution costs		3,687,105	3,560,513	3,532,386	3,411,106
Purchased power		16,766,232	15,724,513	16,062,686	15,064,680
Other operating costs		112,369	307,539	107,654	294,634
Selling and administrative expenses		1,061,048	992,115	1,016,524	950,485

		21,626,754	20,584,680	20,719,250	19,720,905

Operating income		1,973,159	1,812,809	1,890,362	1,736,739

Other income (expense):
Interest income		36,079	38,780	34,565	37,153
Interest expense		(562,971)	(583,556)	(539,348)	(559,069)
Gain (loss) on foreign currency transactions and translation, net		616,592	(183,676)	590,719	(175,969)
Donations (note 31)		(81,682)	(125,090)	(78,254)	(119,841)
Rental income		130,237	121,535	124,772	116,435
Equity income of affiliates (note 6)		1,793,808	2,123,518	1,718,536	2,034,411
Gain on disposal of investments, net		7,472	45,214	7,158	43,317
Gain (loss) on disposal of property, plant and equipment		5,887	(2,755)	5,640	(2,639)
Valuation gain (loss) on currency and interest rate swaps, net (note 23)		20,806	(59,689)	19,933	(57,185)
Other, net		49,376	(87,531)	47,304	(83,857)

		2,015,604	1,286,750	1,931,025	1,232,756

Income before income taxes		3,988,763	3,099,559	3,821,387	2,969,495

Income taxes (note 26)		(1,107,993)	(783,621)	(1,061,499)	(750,739)

Net income (note 32)	W	2,880,770	2,315,938	$2,759,888	2,218,756

Basic earnings per share (notes 27 and 32)	W	4,574	3,674	$4,382	3,520

Diluted earnings per share (note 27)	W	4,507	3,666	$4,318	3,512

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2004 and 2003

Date of Appropriation for 2004: March 18, 2005
Date of Appropriation for 2003: March 19, 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2003	2004	2003

Unappropriated retained earnings:
Balance at beginning of year	W	—	—	$—	—
Change in retained earnings of affiliated company due to cumulative effect of accounting change (note 28)		498,337	—	477,425	—
Net income		2,880,770	2,315,938	2,759,888	2,218,756

Balance at end of year before appropriation		3,379,107	2,315,938	3,237,313	2,218,756

Appropriation of retained earnings:
Legal reserve		—	1,619	—	1,551
Reserve for investment on social overhead capital		60,000	80,000	57,482	76,643
Reserve for research and human development		30,000	60,000	28,741	57,482
Reserve for business expansion		2,564,951	1,512,782	2,457,321	1,449,302
Dividends — 23% on par value at 1,150 Won per share in 2004 and 21% on par value at 1,050 Won per share in 2003 (note 16)		724,156	661,537	693,769	633,778

		3,379,107	2,315,938	3,237,313	2,218,756

Unappropriated retained earnings to be carried over to subsequent year	W	—	—	$—	—

See accompanying notes to financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2003	2004	2003

Cash flows from operating activities:
Net income	W	2,880,770	2,315,938	$2,759,888	2,218,756
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,696,501	1,589,864	1,625,312	1,523,150
Property, plant and equipment removal cost		191,777	243,184	183,730	232,979
Provision for severance and retirement benefits		133,450	94,166	127,850	90,215
Bad debt expense		19,530	13,658	18,710	13,085
Interest income		(21,451)	—	(20,551)	—
Interest expense		16,275	10,246	15,592	9,816
Loss (gain) on foreign currency translation, net		(542,002)	189,650	(519,258)	181,692
Equity income of affiliates		(1,793,808)	(2,123,518)	(1,718,536)	(2,034,411)
Gain on disposal of investments, net		(7,472)	(45,214)	(7,158)	(43,317)
Loss (gain) on disposal of property, plant and equipment, net		(5,887)	2,755	(5,640)	2,639
Deferred income tax expense		164,877	205,870	157,958	197,231
Valuation loss (gain) on currency and interest rate swaps		(20,806)	59,689	(19,933)	57,184
Changes in assets and liabilities:
Decrease in trade receivables		(92,097)	(115,201)	(88,232)	(110,367)
Decrease (increase) in other accounts receivable		213,716	(58,270)	204,748	(55,825)
Decrease in inventories		83,449	73,626	79,947	70,537
Increase in other current assets		(20,403)	(76,215)	(19,547)	(73,016)
Increase in trade payables		121,450	17,778	116,354	17,032
Increase (decrease) in other accounts payable		(65,717)	19,422	(62,959)	18,607
Increase (decrease) in income tax payable		513,430	(518,607)	491,885	(496,845)
Increase (decrease) in accrued interest expense		(27,713)	2,464	(26,550)	2,361
Increase in other current liabilities		178,108	21,424	170,635	20,526
Increase (decrease) in other long-term liabilities		(105,040)	161,447	(100,632)	154,672
Payment of severance and retirement benefits		(10,159)	(8,355)	(9,732)	(8,005)
Payment of self-insurance		(848)	(1,011)	(812)	(969)
Other, net		(20,813)	(112,376)	(19,942)	(107,660)

Net cash provided by operating activities	W	3,479,117	1,962,414	$3,333,127	1,880,067

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2003	2004	2003

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	W	16,311	35,992	$15,627	34,483
Additions to property, plant and equipment		(3,329,195)	(3,624,453)	(3,189,495)	(3,472,364)
Receipt of construction grants		617,366	611,862	591,460	586,187
Proceeds from disposal of investment securities		813,558	555,943	779,419	532,614
Acquisition of investment securities		(5,783)	(13,973)	(5,540)	(13,387)
Collection of long-term loans		5,307	5,077	5,084	4,864
Increase in long-term loans		(36,591)	(28,060)	(35,056)	(26,883)
Acquisition of intangible assets		(16,010)	(6,297)	(15,338)	(6,033)
Collection of short-term loans		9,336	8,455	8,944	8,100
Decrease in other non-current assets		7,427	4,971	7,115	4,763

Net cash used in investing activities		(1,918,274)	(2,450,483)	(1,837,780)	(2,347,656)

Cash flows from financing activities:
Proceeds from short-term borrowings		183,927	16,245	176,209	15,563
Proceeds from long-term debt		3,422,194	3,583,164	3,278,592	3,432,807
Repayment of long-term debt		(4,239,104)	(2,496,442)	(4,061,222)	(2,391,686)
Acquisition of treasury stock		—	(180,120)	—	(172,562)
Dividends paid		(661,360)	(511,179)	(633,608)	(489,729)
Payments under currency and interest rate swap contracts		(187,454)	(166,838)	(179,589)	(159,836)

Net cash provided by (used in) financing activities		(1,481,797)	244,830	(1,419,618)	234,557

Net increase (decrease) in cash and cash equivalents		79,046	(243,239)	75,729	(233,032)

Cash and cash equivalents, at beginning of the period		366,817	610,056	351,425	584,457

Cash and cash equivalents, at end of the period	W	445,863	366,817	$427,154	351,425

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and description of Business

Korea Electric Power Corporation (the “Company”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2004, the Government of the Republic of Korea, Korea Development Bank, which is wholly owned by the Korean Government and foreign investors hold 23.97%, 29.99% and 30.10%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries and distribution business. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(b)	Basis of Presenting Financial Statements, Continued

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries. Instead, these entities are accounted for under the equity method of accounting (note 6).

Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have any impact on the accompanying financial statements. In addition, the Company early adopted Statement of Korea Accounting Standards No. 17 as described in notes 1(s) and 28.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at the inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the years ended December 31, 2004 and 2003, the amount of capitalized interest was W63,564 million and W127,367 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to W210,794 million and nil, respectively for the years ended December 31, 2004 and 2003.

The impact on the Company’s financial position as of and for the years ended December 31, 2004, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

	Won (millions)
	Construction		Total	Interest	Income before
	in-progress		assets	expense	income taxes

Capitalized	W	2,110,396	58,917,324	562,971	3,988,763
Expensed		2,046,832	58,853,760	626,535	3,925,199

	W	63,564	63,564	(63,564)	63,564

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(c)	Property, Plant and Equipment, Continued

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful life
(years)

Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W617,366 million and W611,862 million of construction grants, and offset W145,310 million and W123,862 million against depreciation expense, and W48,479 million and W50,349 million against utility plant removal cost for the years ended December 31, 2004 and 2003, respectively.

The Company reviews for the impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Leases

The Company accounts for and classifies its lease transactions as either operating or capital leases, depending on the terms of the lease under Korea Lease Accounting Standards. If a lease is substantially noncancellable and meets any of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

—	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

—	The lease has a bargain purchase option.

—	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

—	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

(e)	Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investment Securities under the Equity Method of Accounting

Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method. Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment. Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company’s investment in such entity less than zero.

(g)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(i)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits, restricted bank deposits.

(j)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(m)	Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP.

When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(o)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(p)	Reserve for Self-Insurance

As required by the Accounting Regulations for Government Invested Enterprises, the Company has provided a reserve for self-insurance until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(q)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,043.8 to US$1, the rate of exchange on December 31, 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(r)	Derivatives

Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

However, for derivative instruments with the purpose of hedging the exposure to variability in expected future cash flows of a forecasted transaction, the hedge-effective portion of the derivative’s gain or loss is deferred as a capital adjustment, a component of stockholder’s equity. The deferred gain or loss will be adjusted to the related asset or liability resulted from the forecasted transaction, or adjusted to income when the forecasted transaction affects income statement. The ineffective portion of the gain or loss is charged or credited to current results of operations.

(s)	Contingent Liabilities

Prior to 2004, continent losses were generally recognized as a liability when probable and reasonably estimable. Effective January 1, 2004, the Company early adopted Statement of Korea Accounting Standards No. 17 “Provision”. Under this standard, provisions are recognized when all of the following conditions are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reasonable estimate can be made of the amount of the obligation. The impact of adopting this standard is described in note 28.

(t)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(u)	Income Taxes

Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(u)	Income Taxes, Continued

Deferred tax assets are recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

(w)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(x)	Earnings Per Share

Earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding during each period.

(y)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(2)	Basis of Translating Financial Statements

The financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,043.8 to US$1, the basic exchange rate on December 31, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(3)	Property, Plant and Equipment, Continued

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2004, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land — transmission and distribution sites and other	W	3,347,702	3,660,864

The officially declared value, which is used for government purposes, is not intended to represent fair value.

(c)	Components of Property, Plant and Equipment

Property, plant and equipment and accumulated depreciation as of December 31, 2004 and 2003 are as follows:

(i)	Cost

	Won (millions)
	2004		2003
Land	W	3,347,702	3,327,851
Buildings		2,462,232	2,323,204
Structures		26,038,860	24,120,887
Machinery		7,906,662	7,136,620
Vehicles		67,220	59,011
Ships		242	252
Others		302,544	267,456

		40,125,462	37,235,281
Construction in-progress		2,110,396	2,266,928

	W	42,235,858	39,502,209

(ii)	Accumulated depreciation

	Won (millions)
	2004		2003
Buildings	W	593,571	465,338
Structures		4,455,475	3,686,719
Machinery		3,763,506	3,055,912
Vehicles		49,428	46,313
Ships		210	205
Others		245,754	217,886

	W	9,107,944	7,472,373

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(4)	Intangible Assets

Intangible assets as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Computer software	W	180,365	106,834
Others		52,651	37,533

	W	233,016	144,367

In addition, the Company expensed ordinary development expenses amounting to W159,762 million and W131,545 million for the years ended December 31, 2004 and 2003, respectively.

(5)	Insured Assets

Insured assets as of December 31, 2004 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value		Insurer
Buildings and machinery	Fire insurance	W	499,771	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		145,200	Dongyang Insurance Co., Ltd. and others
Construction in progress	Construction insurance		50,210	Samsung Insurance Co., Ltd. and others

		W	695,181

In addition, the Company carries damage insurance for construction of its light-water nuclear reactor in North Korea, general insurance for vehicles and movables, marine cargo insurance for inventories, group casualty insurance for its employees and compensation liability insurance for its directors.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investments

(a)	Investments other than those under the equity method as of December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004
				Unrealized
	Ownership	Acquisition		holding	Fair	Book
	(%)	cost		losses	value	value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	25.0~48.0	W	5,000	—	(*1)	5,000
Korea Power Exchange	50.0		64,475	—	(*1)	64,475
KEPCO China International Ltd.	100.0		2,891	—	(*1)	2,891
Hwan Young Steel Co., Ltd. (*2)	0.14		1,364	—	—	120
Investment securities in treasury stock fund (*3)	—		12,535	2,893	9,642	9,642
Others	10.0		1,000	—	(*1)	1,000

			87,265	2,893	9,642	83,128

Held-to-maturity:
Government bonds			56	—	—	56

Total		W	87,321	2,893	9,642	83,184

(*1)	Fair values are not readily determinable.

(*2)	The Company recognized an impairment loss of W1,244 million during 2002 that was deemed as an other-than-temporary decline.

(*3)	The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on the valuation of these available-for-sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W2,893 million and W8,714 million as of December 31, 2004 and 2003, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investments, Continued

	Won (millions)
	2003
				Unrealized
		Acquisition		holding	Fair		Book
	%	cost		losses	value		value
Available-for-sale:
Equity securities:
Securities Market Stabilization Fund	7.64	W	7,763	—	(*	)	7,763
Energy Savings Investment Cooperatives	25.0~48.0		5,000	—	(*	)	5,000
Korea Power Exchange	50.0		62,606	—	(*	)	62,606
Hwan Young Steel Co., Ltd.	0.14		1,364	—	—		120
Investment securities in Treasury stock fund	—		26,295	8,714	17,581		17,581

			103,028	8,714	17,581		93,070

Held-to-maturity:
Government bonds			36	—	—		36

Total		W	103,064	8,714	17,581		93,106

(*)	Fair values are not readily determinable.

(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2004 are as follows:

	Won (millions)
	2004
	Percentage			Net asset
Affiliate	of ownership	Cost		value	Book value
Korea Hydro & Nuclear Power Co., Ltd.	100.0	W	9,364,799	12,290,606	12,290,606
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,978,170	1,978,170
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,170,337	2,170,337
Korea Western Power Co., Ltd.	100.0		1,442,638	2,059,733	2,059,733
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,120,602	2,120,602
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,472,368	2,472,368
Korea Power Engineering Co., Ltd. (*1, *2)	97.9		4,991	191,294	59,875
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	277,932	277,932
KEPCO Nuclear Fuel Co., Ltd. (*1, *2)	96.4		89,757	168,558	156,750
Korea Electric Power Data Network Co., Ltd. (*2)	100.0		64,000	153,771	110,238
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987	23,315	23,315
Powercomm Corporation	43.1		323,470	388,422	388,422
Korea Gas Corporation	24.5		94,500	787,842	787,842
Korea District Heating Co.	26.1		5,660	169,527	169,527
KEPCO International Hong Kong Ltd. (*1, *3)	100.0		15,102	196,751	196,751
KEPCO International Philippines Inc. (*1, *3)	100.0		104,832	117,235	117,235

		W	18,201,914	25,566,463	25,379,703

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investments, Continued

(*1)	The Company uses unaudited financial statements of the above affiliated companies when applying the equity method of accounting. In the subsequent year, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

(*2)	The Company eliminates unrealized gains arising from transactions with its affiliates. The eliminated unrealized gains arising from transactions with Korea Power Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to W131,419 million, W11,808 million and W43,533 million, respectively, for the year ended December 31, 2004.

(*3)	As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation (“KEILCO”), when applying the equity method, the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., that include the changes in the net equity of KEPHILCO and KEILCO, respectively.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.

Investments in affiliated companies accounted for using equity method as of December 31, 2003 are as follows:

	Won (millions)
	2003
	Percentage			Net asset
Affiliate	of ownership	Cost		value	Book value
Korea Hydro & Nuclear Power Co., Ltd.	100.0	W	9,364,799	11,014,714	11,014,714
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,990,715	1,990,715
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,080,695	2,080,695
Korea Western Power Co., Ltd.	100.0		1,442,638	1,988,052	1,988,052
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,092,460	2,092,460
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,424,164	2,424,164
Korea Power Engineering Co., Ltd.	97.9		4,991	195,624	69,038
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	267,041	267,041
KEPCO Nuclear Fuel Co., Ltd.	96.4		89,757	157,701	145,098
Korea Electric Power Data Network Co., Ltd.	100.0		64,000	129,724	115,382
Korea Electric Power Industrial Development, Ltd.	49.0		7,987	22,092	22,092
Powercomm Corporation	43.1		323,470	363,687	363,687
Korea Gas Corporation	24.5		94,500	740,280	740,280
Korea District Heating Co.	26.1		5,660	159,165	159,165
KEPCO International Hong Kong Ltd.	100.0		15,102	173,629	173,629
KEPCO International Philippines Inc.	100.0		104,832	126,052	126,052

		W	18,201,914	23,925,795	23,772,264

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investments, Continued

(c)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	Won (millions)
	2004
	Book value as of		Equity income	Capital		Book value as of
Affiliate	January 1, 2004		(loss)	adjustment	Others (*1)	December 31, 2004
Korea Hydro & Nuclear Power Co., Ltd. (*2)	W	11,014,714	826,156	—	449,736	12,290,606
Korea South-East Power Co., Ltd.		1,990,715	153,805	—	(166,350)	1,978,170
Korea Midland Power Co., Ltd.		2,080,695	207,336	78	(117,772)	2,170,337
Korea Western Power Co., Ltd.		1,988,052	160,987	(3,066)	(86,240)	2,059,733
Korea Southern Power Co., Ltd.		2,092,460	101,204	(8,410)	(64,652)	2,120,602
Korea East-West Power Co., Ltd.		2,424,164	99,763	(17,745)	(33,814)	2,472,368
Korea Power Engineering Co., Ltd.		69,038	4,941	—	(14,104)	59,875
Korea Plant Service & Engineering Co., Ltd.		267,041	29,691	—	(18,800)	277,932
KEPCO Nuclear Fuel Co., Ltd.		145,098	13,675	—	(2,023)	156,750
Korea Electric Power Data Network Co., Ltd.		115,382	(2,918)	174	(2,400)	110,238
Korea Electric Power Industrial Development, Ltd.		22,092	5,134	—	(3,920)	23,315
Powercomm Corporation		363,687	25,429	600	(1,294)	388,422
Korea Gas Corporation		740,280	82,366	2,996	(37,800)	787,842
Korea District Heating Co.		159,165	11,813	(397)	(1,054)	169,527
KEPCO International Hong Kong Ltd.		173,629	54,990	(31,868)	—	196,751
KEPCO International Philippines Inc.		126,052	19,427	(17,773)	(10,471)	117,235

	W	23,772,264	1,793,808	(75,411)	(110,958)	25,379,703

(*1)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings.

(*2)	As described in note 28, Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, reflected the cumulative effect of accounting change incurred as a result of the early adoption of Statements of Korea Accounting Standards No. 17 “Provision” into the beginning balance of retained earnings. As a result of such change, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by W687,361 million, W189,024 million and W498,337 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(6)	Investments, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2003 are as follows:

	Won (millions)
	2003
	Book value as of			Capital		Book value as of
Affiliate	January 1, 2003		Equity income	adjustment	Others (*)	December 31, 2003
Korea Hydro & Nuclear Power Co., Ltd.	W	10,577,527	652,182	—	(214,995)	11,014,714
Korea South-East Power Co., Ltd.		1,679,117	345,669	(801)	(33,270)	1,990,715
Korea Midland Power Co., Ltd.		1,781,127	345,230	223	(45,885)	2,080,695
Korea Western Power Co., Ltd.		1,772,973	254,077	5,002	(44,000)	1,988,052
Korea Southern Power Co., Ltd.		1,953,743	182,849	(261)	(43,871)	2,092,460
Korea East-West Power Co., Ltd.		2,373,207	84,995	(3,298)	(30,740)	2,424,164
Korea Power Engineering Co., Ltd.		51,991	28,800	—	(11,753)	69,038
Korea Plant Service & Engineering Co., Ltd.		238,947	37,094	—	(9,000)	267,041
KEPCO Nuclear Fuel Co., Ltd.		134,538	12,487	—	(1,927)	145,098
Korea Electric Power Data Network Co., Ltd.		118,075	1,807	—	(4,500)	115,382
Korea Electric Power Industrial Development, Ltd.		40,730	3,114	—	(21,752)	22,092
Powercomm Corporation		359,090	10,421	1,188	(7,012)	363,687
Korea Gas Corporation		690,705	73,329	4,596	(28,350)	740,280
Korea District Heating Co.		147,898	13,304	(1,358)	(679)	159,165
KEPCO International Hong Kong Ltd.		124,808	56,817	(7,996)	—	173,629
KEPCO International Philippines Inc.		108,255	21,343	(4,769)	1,223	126,052

	W	22,152,731	2,123,518	(7,474)	(496,511)	23,772,264

(*)	Others are composed of acquisition (disposal) amounts of investment securities and dividends from the affiliates.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(7)	Loans to employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2004 and 2003:

	Won (millions)
	2004		2003
Short-term loans (note 12)	W	10,057	9,267
Long-term loans		163,525	142,368

	W	173,582	151,635

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Long-term trade receivable, net	W	—	2,509
Deposit received		66,538	58,135
Others		81,532	82,466

	W	148,070	143,110

(9)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Cash and cash equivalents:
Cash on hand	W	1,893	71
Sundry deposits (*1)		443,970	366,558
Cash equivalents (*2)		—	188

	W	445,863	366,817

(*1)	Sundry deposits of W94,626 million are restricted in use for expenditures for certain business purpose as of December 31, 2004.

(*2)	Cash equivalents consist of money market funds and time deposits with maturities of three months or less at the acquisition date.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(10)	Short-term financial Instruments

Short-term financial instruments as of December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Time deposits	W	—	13,000
Trust accounts		—	43,000
Repurchase agreements		46,000	5,000

		46,000	61,000

(11)	Inventories

Inventories as of December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Raw materials	W	4,315	1,991
Supplies		58,426	73,066
Other		7,743	3,739

	W	70,484	78,796

(12)	Other Current Assets

Other current assets at December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Held-to-maturity securities (*)	W	2	5
Short-term loans to employees (note 7)		10,057	9,267
Accrued interest income		1,826	2,777
Advance payments		2,663	297
Prepaid expenses		2,730	3,244
Other current assets		29,591	106,331

	W	46,869	121,921

(*)	Held-to-maturity securities consist of government and municipal bonds.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(13)	Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,748,573 shares are issued as of December 31, 2004. In 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.

(b)	Capital Surplus

Capital surplus as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Paid-in capital in excess of par value	W	811,296	811,301
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,008,626	1,009,505

	W	14,372,895	14,373,779

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(14)	Retained Earnings

Appropriated retained earnings as of December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Involuntary:
Legal reserve	W	1,601,871	1,600,252
Voluntary:
Reserve for investment on social overhead capital		5,092,449	5,012,449
Reserve for research and human development		180,000	120,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		12,438,120	10,925,338
Reserve for dividend equalization		210,000	210,000

		17,952,469	16,299,687

	W	19,554,340	17,899,939

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(14)	Retained Earnings, Continued

Under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(15)	Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004	2003
Treasury stock	W(208,260)	(195,379)
Loss on valuation of available- for-sale securities	(2,893)	(8,714)
Equity income (loss) of affiliates	(21,998)	53,412

	W(233,151)	(150,681)

The Company has shares held as treasury stock amounting to W208,260 million (11,048,050 shares) and W195,379 million (10,713,050 shares) as of December 31, 2004 and 2003, respectively, for the purpose of stock price stabilization.

(16)	Dividends

Details of dividends for the years ended December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004	2003
Outstanding stocks other than treasury stock	629,700,523	630,035,523
Par value per share	5,000	5,000
Dividend rate	23.0%	21.0%

Dividend per share in Won	1,150	1,050

Dividend amount	724,156	661,537
Net income	2,880,770	2,315,938

Dividends as a percentage of net income	25.14%	28.56%

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(17)	Short-term borrowings

Short-term borrowings as of December 31, 2004 and 2003 are as follows:

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2003
National Agricultural Cooperative Federation	Overdraft	CD+1%
		(4.43% at Dec.
		31, 2004)	W	172	16,245
Woori Bank	Commercial paper	CD-0.01%
		(3.42% at Dec.
		31, 2004)	W	150,000	—
Cho Hung Bank	Commercial paper	CD-0.01%
		(3.42% at Dec.
		31, 2004)	W	50,000	—

			W	200,172	16,245

The Company entered into short-term credit facilities with five banks that provide for up to W750,000 million in short-term borrowings. As of December 31, 2004 and 2003, borrowings under these facilities amounted to W200,172 million and W16,245 million, respectively.

(18)	Long-term borrowings

Long-term borrowings as of December 31, 2004 and 2003 are as follows:

(a)	Local currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2003
Korea Development Bank	Industrial facility	3.66~5.62	W	4,341,204	3,505,628
Others	General	5.50~6.00		3	35

				4,341,207	3,505,663

Less: Current portion				(819,801)	(715,775)

			W	3,521,406	2,789,888

(b)	Foreign currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2003
Barclays International	Commercial	6 month Libor
Financial Services (Ireland) Ltd.	(US$)	+0.45	W	—	187,851
Less: Current portion				—	(187,851)

			W	—	—

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)	Long-term borrowings, Continued

(c)	Debentures

	Annual	Won (millions)
	interest rate (%)	2004		2003
Local currency debentures (Electricity bonds)	3.58~9.67	W	3,445,000	4,235,000
Foreign currency debentures(*)	0.51~8.50		4,309,808	5,530,157

			7,754,808	9,765,157

Less: Current portion			(1,378,892)	(3,122,750)
Discount			(38,125)	(46,056)

		W	6,337,791	6,596,351

(*) In 2003, the Company sold debentures of US$ 250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000 thousand, the details of which are as follows:

—	Maturity date: November 26, 2008

—	Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures. In addition, the Company does not guarantee the QPO of Powercomm Corporation.

—	Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR)

—	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

—	Exchange price: 120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.

—	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

—	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(d)	Exchangeable bonds

	Annual	Won (millions)
Description	interest rate (%)	2004		2003
Overseas exchangeable bonds	0.00	W	277,256	277,256
Plus: Premium on debentures issued			16,794	20,987
Less: Conversion right adjustment			(35,063)	(43,817)

		W	258,987	254,426

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)	Long-term borrowings, Continued

On November 4, 2003, the Company issued overseas exchangeable bonds of Japanese Yen 28,245,468 thousand at a premium value. The details of the bonds are as follows:

—	Maturity date: November 4, 2008

—	Amount to be paid at maturity: JPY 25,935,061 thousand

—	Exchange period: From December 15, 2003 to 10th day prior to its maturity

—	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

—	Exchange price: W30,000 per share

—	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000 thousand on November 6, 2006.

The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

(e)	Leases

(i)	The Company entered into a capital lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the net book value is W1,020 million as of December 31, 2004. Depreciation of the leased assets amounted to W2,806 million for the year ended December 31, 2004

(ii)	Annual payments under capital and operating lease agreements as of December 31, 2004 are as follows:

	Won (millions)
Year ended December 31	Capital lease
2005	W	122
Less: Interest		(4)
Current portion		(118)

	W	—

(f)	Foreign currency debts, by currency, as of December 31, 2004 and 2003 are as follows:

	Won (millions), US$, JPY, EUR and GBP (thousands)
	2004				2003
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
Current portion of long-term borrowings	US$	—	W	—	US$	150,000	W	187,851

Debentures	US$	2,894,107		3,020,869	US$	2,902,030		3,480,249
	JPY	122,500,000		1,239,786	JPY	175,060,000		1,959,972
	EUR	—		—	EUR	25,183		37,839
	GBP	24,467		49,154	GBP	24,467		52,097

				4,309,809				5,530,157

Exchangeable bond	JPY	25,935,061		277,256	JPY	25,935,061		277,256

			W	4,587,065			W	5,995,264

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(18)		Long-term borrowings, Continued

	(g)	Aggregate maturities of the Company’s long-term debt as of December 31, 2004 are as follows:

	Won (millions)
	Local					Capital
Year ended	currency		Electricity	Foreign	Exchangeable	lease
December 31	borrowings		bonds	debentures	bonds	obligations	Total
2005	W	819,801	240,000	1,138,892	—	118	2,198,811
2006		1,203,961	690,000	315,119	—	—	2,209,080
2007		1,093,493	885,000	1,291,499	—	—	3,269,992
2008		873,644	880,000	286,079	277,256	—	2,316,979
2009		335,978	630,000	192,608	—	—	1,158,586
Thereafter		14,330	120,000	1,085,011	—	—	1,219,941

	W	4,341,207	3,445,000	4,309,808	277,256	118	12,373,389

(19)	Assets and Liabilities Denominated in Foreign Currencies

There are no significant liabilities denominated in foreign currencies other than those mentioned in note 18(f). Major assets denominated in foreign currencies as of December 31, 2004 and 2003 are as follows:

	2004				2003
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
	(thousands)		(millions)		(thousands)		(millions)
Cash and cash equivalents	US$	184	W	192	US$	4,578	W$	5,484
Trade receivables	US$	—		—	US$	4,959		5,940
Other accounts receivable	US$	1,661		1,734	US$	607		727
Other non-current assets	US$	113		118	US$	12		14
	JPY	9,706		98	JPY	5,860		66
	EUR	5		7	EUR	—		—

				2,149				12,231

Other accounts payable	US$	93		97		—		—

			W	97			W	—

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(20)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Estimated severance liability at beginning of year	W	316,503	226,708
Provision for retirement and severance benefits		133,450	98,150
Payments		(10,159)	(8,355)

Estimated severance liability at end of year		439,794	316,503
Transfer to National Pension Fund		(93)	(95)

Net balance at end of year	W	439,701	316,408

(21)	Receivables at Present Value

Present value discounts on receivables as of December 31, 2004 and 2003 are as follows:

			Won (millions)
			2004
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Other accounts receivable		2002.12~
	6.00	2005.12	W	265,000	14,125	250,875

			Won (millions)
			2003
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Long-term other accounts receivable		2002.12~
	5.24, 6.00	2005.12	W	445,958	35,576	410,382

(22)	Other Current Liabilities

Other current liabilities as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Advance received	W	109,905	281
Withholdings		231,237	141,623
Unearned revenue		2,895	3,304
Accrued expenses		19,662	22,523
Others		204,341	321,302

	W	568,040	489,033

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(23)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts. These contracts are recorded at fair value with the unrealized gains and losses being recorded in the non-consolidated statement of income.

(a)	Currency swap contracts as of December 31, 2004 are as follows:

			Contract amounts				Contract interest rate
			in millions				per annum
	Contact	Settlement
	Year	Year	Pay		Receive		Pay(%)	Receive(%)
The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	6M Libor	3.40
							+ 0.155
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	Libor+ 0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	Libor+ 0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor
								+ 0.75
Deutsche Bank (*2)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS (*2)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston (*2)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC, London (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
Credit Suisse First Boston (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]
UBS (*3)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)	5.125
							-11.02]

(*1) If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2) The Company exercised a call option with FX rate of 1,056.7 in December 2004, which the Company could exchange in addition to these swaps each W5,945 million with the amounts of US$ 5,000,000 multiplied by Spot FX rate (US$/KRW).

(*3) The Company has purchased a reset option in addition to these swaps under which the Company can reset each W10,620 million to the amounts of US$ 10,000,000 multiplied by spot FX rate until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(23)	Derivative Instruments Transactions, Continued

(b)	Interest rate swap contracts as of December 31, 2004 are as follows

	Notional amount		Contract interest rate per annum
	in millions		Pay (%)	Receive (%)	Term
JPMorgan Chase Bank	US$	149	6.91	Libor+0.155	1995-2005
Deutsche Bank	US$	100	Max	Max	1998-2007
(formerly Bankers Trust Co.)			(6,074-Libor, 0)	(Libor-6.074, 0)
Deutsche Bank	US$	100	Max	Max	1998-2007
(formerly Bankers Trust Co.)			(Libor-6.074,0)	(6.074-Libor, 0)
Deutsche Bank	KRW	178,350	5%+2×[JPY/	CD+3.3	2003-2013
			KRW-11.03%]
UBS	KRW	148,625	5%+2×[JPY/	CD+3.3	2003-2013
			KRW-11.03%]
Credit Suisse First Boston	KRW	89,175	5%+2×[JPY/	CD+3.3	2003-2013
			KRW-11.03%]

(c)	Valuation gains and losses on swap contracts recorded as other income or expense for years ended December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Currency swap
Gains	W	31,043	74,689
Losses		(131,250)	(121,984)
Interest rate swap
Gains		121,013	13,975
Losses		—	(26,369)

	W	20,806	(59,689)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(24)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Material expenses:
Oil	W	21,864	13,112

Labor expenses:
Salaries		549,577	510,928
Severance and retirement benefits		74,954	54,008

		624,531	564,936
Overhead expenses:
Employee benefits		84,006	61,140
Taxes and dues		16,782	16,199
Rent		23,321	21,258
Depreciation		1,650,692	1,546,209
Maintenance		738,430	775,661
Commission and consultation fees		97,560	80,318
Compensation expense		14,538	42,665
Ordinary development expenses		136,992	115,053
Utility plant removal costs		197,970	243,177
Others		80,419	80,785

	W	3,040,710	2,982,465

	W	3,687,105	3,560,513

(25)	Selling and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004		2003
Salaries	W	392,200	357,918
Employee benefits		65,609	42,150
Taxes and dues		20,291	16,580
Rent		11,482	13,996
Depreciation and amortization		35,072	33,457
Maintenance		17,399	25,517
Commission and consultation fees		63,307	73,255
Service measurement costs		298,292	280,051
Ordinary development		22,770	16,492
Promotion		21,230	19,276
Bad debts		19,530	13,658
Communication		27,850	25,860
Insurance		1,265	12,296
Rewards		2,971	6,807
Others		61,780	54,802

	W	1,061,048	992,115

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(26)	Income Taxes

(a)	The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2004 and 2003 are summarized as follows:

	Won (millions)
	2004		2003
Current income tax expense	W	943,116	577,750
Deferred income tax expense		164,877	205,870

	W	1,107,993	783,620

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the year ended December 31, 2004 for the following reasons:

	Won (millions)
	2004
Provision for income taxes at normal tax rates	W	1,184,649
Tax effects of permanent differences, primarily dividend income		(81,803)
Tax credit		(3,767)
Other, net		8,914

Actual provision for income taxes	W	1,107,993

As described note 28, the tax effect of the cumulative effect on prior year arising from the accounting change of Korea Hydro & Nuclear Power Co., Ltd. was directly charged to the beginning balance of retained earnings by W 189,024 million.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 27.78 % and 25.28 % for the years ended December 31, 2004 and 2003, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(26)	Income Taxes, Continued

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2004 and 2003 are presented below:

	Won (millions)
	2004		2003
Deferred tax assets:
Loss on valuation of derivatives	W	143,407	124,234
Retirement and severance benefits		72,135	52,380
Deferred foreign exchange translation loss		11,139	15,701
Accounts payable — purchase of electricity		167,132	188,913
Other		81,831	150,129

Total deferred tax assets		445,644	531,357

Deferred tax liabilities:
Gain on valuation of derivatives		127,534	93,194
Deferred foreign exchange translation gain		27,243	39,555
Reserve for social overhead capital investment		133,439	222,093
Equity income of affiliates		1,979,941	1,638,531

Total deferred tax liabilities		2,268,157	1,993,373

Net deferred tax liabilities	W	(1,822,513)	(1,462,016)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(27)	Earnings Per Share

Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding.

	Won (millions)
	2004		2003
Net income	W	2,880,770	2,315,938
Weighted-average number of common shares outstanding		629,868,023	630,372,064

Earnings per common share in Won	W	4,574	3,674

Diluted earnings per share is calculated by dividing diluted net income by the weighted average number of shares of common equivalent stock outstanding.

	Won (millions)
	2004		2003
Net income	W	2,880,770	2,315,938
Exchangeable bond interest		3,204	496

		2,883,974	2,316,434

Weighted-average number of common shares and diluted securities outstanding		639,867,870	631,933,684

Diluted earnings per share in Won	W	4,507	3,666

(28)	Accounting Change of Affiliated Company

Effective January 1, 2004, the Company early adopted Statement of Korea Accounting Standards No. 17 “Provision”. The only impact of adopting this new standard is that Korea Hydro & Nuclear Power Co., Ltd., one of the Company’s power generation subsidiaries, re-measured the beginning balance of provision for asset retirement and reflected the cumulative effect of an accounting change into the beginning balance of retained earnings. The accounting change of Korea Hydro & Nuclear Power Co., Ltd., recorded as of January 1, 2004, resulted in increase in its utility plant, net of W1,504,173 million, reserve for decommissioning costs of W556,088 million, deferred income tax liabilities of W260,724 million and retained earnings of W687,361 million, respectively. As a result of such change, as of January 1, 2004, investment in affiliated company, deferred income tax liabilities and retained earnings of the Company increased by W687,361 million, W189,024 million and W498,337 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies

(a)	Transactions with related parties for the years ended December 31, 2004 and 2003 are as follows:

		Won (millions)
Related party	Transaction	2004		2003
Sales and other income:
Korea Hydro & Nuclear Power	Sales of electricity
Co., Ltd.	and others	W	129,617	92,380
Korea South-East Power Co., Ltd.	”		39,630	49,124
Korea Midland Power Co., Ltd.	”		17,844	26,749
Korea Western Power Co., Ltd.	”		37,456	34,025
Korea Southern Power Co., Ltd.	”		16,100	18,604
Korea East-West Power Co., Ltd.	”		28,486	35,817
Others	”		98,015	86,327

		W	367,148	343,026

Purchases and others:
Korea Hydro & Nuclear Power	Purchase of electricity
Co., Ltd. (*)	and others	W	5,077,306	5,065,317
Korea South-East Power Co., Ltd. (*)	”		1,654,792	1,454,157
Korea Midland Power Co., Ltd. (*)	”		1,897,358	1,781,897
Korea Western Power Co., Ltd. (*)	”		2,049,316	2,122,901
Korea Southern Power Co., Ltd. (*)	”		2,738,995	2,048,591
Korea East-West Power Co., Ltd. (*)	”		2,058,906	1,867,833
Korea Power Engineering Co., Inc.	Designing of the
	power plant and others		12,220	40,396
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		39,615	40,251
Korea Electric Power Data Network,	Maintenance of
Co., Ltd.	computer system		212,053	203,074
Others	Commissions for service
	and others		180,838	168,552

		W	15,921,399	14,792,969

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

In addition, as described in note 13(a), in 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related parties transactions as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	W	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	W	12,620	28,440	41,060

	Won (millions)
	2003
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	W	—	319	319
Korea South-East Power Co., Ltd.		1,778	367	2,145
Korea Midland Power Co., Ltd.		1,107	2,232	3,339
Korea Western Power Co., Ltd.		1,940	248	2,188
Korea Southern Power Co., Ltd.		1,157	360	1,517
Korea East-West Power Co., Ltd.		1,978	213	2,191
Others		1,990	9,607	11,597

	W	9,950	13,346	23,296

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related parties transactions as of December 31, 2004 and 2003 are as follows:

	Won (millions)
	2004
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	W	403,299	48	403,347
Korea South-East Power Co., Ltd. (*)		153,429	111	153,540
Korea Midland Power Co., Ltd. (*)		146,735	8,458	155,193
Korea Western Power Co., Ltd. (*)		169,362	117	169,479
Korea Southern Power Co., Ltd. (*)		227,978	84	228,062
Korea East-West Power Co., Ltd. (*)		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	W	1,262,078	78,032	1,340,110

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

	Won (millions)
	2003
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	W	379,121	1,954	381,075
Korea South-East Power Co., Ltd. (*)		117,954	4,411	122,365
Korea Midland Power Co., Ltd. (*)		145,548	9,387	154,935
Korea Western Power Co., Ltd. (*)		167,876	140	168,016
Korea Southern Power Co., Ltd. (*)		179,803	93	179,896
Korea East-West Power Co., Ltd. (*)		142,776	223	142,999
Korea Power Engineering Co., Inc.		—	5,909	5,909
Korea Plant Service & Engineering Co., Ltd.		—	5,509	5,509
Korea Electric Power Data Network Co., Ltd.		—	56,334	56,334
Others		4,363	19,619	23,982

	W	1,137,441	103,579	1,241,020

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(d)	The guarantees the Company has provided for related companies as of December 31, 2004 are as follows:

				Won (millions),
Type	Loan type	Guaranteed company	Financial institutions	US$ (thousands)
Payment guarantee	Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006
		”	Norinchukin Bank		35,000
		”	Korea Development Bank		4,636
		KEPCO International Philippines Inc.	Korea Development Bank	US$	27,261
Other(*1)		KEPCO Ilijan Co.		US$	105,000

					253,903

Joint liability on guarantee(*2)	Spin-off of power generation subsidiaries	six power generation subsidiaries	Korea Development Bank and others	W	1,101,550

(*1) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$355,983 thousand in 2000 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33,000 thousand for the repayment of that borrowing.

(*2) The Company has joint and several responsibilities with the generation subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries’ debts for which the Company has those joint and several responsibilities as of December 31, 2004 is W1,101,550 million.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(e)	The guarantees provided by related companies for the Company as of December 31, 2004 are as follows:

		Won (millions), USD, JPY and GBP (thousands)
					Balance of
					borrowing as of
					December, 31
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	2004
Payment guarantee (*1)	Korea	USD	1,739,449	Foreign	USD	1,401,865
	Development			currency bond
	Bank	JPY GBP	104,212,253 30,706	” ”	JPY GBP	102,500,000 24,467
Joint liability on guarantee (*2)	Six power	KRW	88,103	Long-term debts	KRW	88,103
	generation subsidiaries	KRW	240,000	Domestic debentures	KRW	240,000

(*1) Korea Development Bank has provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(*2) As described note 29(d), the balance of the Company’s borrowings for which six power generation subsidiaries have the joint and several responsibilities is W328,103 million as of December 31, 2004.

(30)	Commitments and Contingencies

The Company is engaged in 211 lawsuits as a defendant and 41 lawsuits as a plaintiff. The total amount claimed against the Company is W96,759 million and the total amount claimed by the Company is W14,820 million as of December 31, 2004. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

Four banks including the National Agricultural Cooperative Federation have provided the Company credit (overdraft) lines amounting to W750,000 million as of December 31, 2004.

The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. As of December 31, 2004, the project remains suspended.

The Company entered into power purchase agreements with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to W1,019,528 million and W1,055,081 million for the years ended December 31, 2004 and 2003.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(31)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated W81,682 million and W125,090 million to the fund for the welfare of the Company’s employees and others for the years ended December 31, 2004 and 2003, respectively.

(32)	Financial Information for the 4th Quarter (Unaudited)

Financial information for the 4th quarter of 2004 and 2003 is as follows:

	Won (millions except earnings per share amounts)
	2004		2003
Operating revenue	W	5,756,772	5,571,580
Net income		183,173	26,882
Earnings per share in Won		291	43

(33)	Approval of non-consolidated financial statements

Non-consolidated financial statements of the Company are scheduled to be approved at the shareholders’ meeting, which is scheduled to be held on March 18, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION
By:	/s/ Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer
Date: April 26, 2005